To:
United States Security and Exchange Commission
Attn: Nandini Acharya or Jeffrey Riedler
Washington, D.C. 20549

RE: JAMES A WILLIAMS TRUST
Registration on Form 10
Filed April 27, 2010
File No. 000-53954

Dear SEC Representatives:

In regards to the comments that you had issued for the above captioned filing, I had sent you a response dated May 31, 2010. The response was sent to Nandini Acharya by email and by registered mail. For your reference I have attached a copy of the paperwork that I had sent. I have also attached a list of the exhibits that were sent at the time of the filing.

Additional Info:

Bank account information regarding the location of the assets listed on the Form 10 filing:

Institution/Company Account Name: *JAMES ANDREW WILLIAMS*

Routing Number/ Servicing FRB: Boston: *011000015*

Account Number *** FISMA & OMB Memorandum M-07-16 ***

Type of Account: *Non-deposit Limited Purpose Trust Company*

*(*Please see the attached pre-note showing the validation of the account listed above.)*

"FRB" Information Regarding Limited Purpose Trust Companies:

FEDERAL RESERVE POLICY ON SYSTEM RISK: (page 30)

Limited Purpose Trust Company :(Specialty Situation)

3. Limited-purpose trust companies

The Federal Reserve Act permits the Board to grant Federal Reserve membership to limited-purpose trust companies subject to conditions the Board may prescribe pursuant to the Act. As a general matter, member limited-purpose trust companies do not accept reservable deposits and do not have regular discount-window access. Limited-purpose trust companies should refrain from incurring daylight overdrafts and must post collateral to cover any overdrafts they do incur. In addition to posting collateral, limited-purpose trust companies would be subject to the same daylight-overdraft penalty rate as other institutions that do not have regular access to the discount window.

A limited-purpose trust company is a trust company that is a member of the Federal Reserve System but that does not meet the definition of "depository institution" in section 19(b)(1)(A) of the Federal Reserve Act (12 U.S.C. 461(b)(1)(A)).

The Bankruptcy of The United States

United States <u>Congressional Record</u>, March 17, 1993 Vol. 33, page H-1303

Speaker-Rep. James Traficant, Jr. (Ohio) addressing the House:

"Mr. Speaker, we are here now in chapter 11.. Members of Congress are official trustees presiding over the greatest reorganization of any Bankrupt entity in world history, the U.S. Government. We are setting forth hopefully, a blueprint for our future. There are some who say it is a coroner's report that will lead to our demise.

It is an established fact that the United States Federal Government has been dissolved by the Emergency Banking Act, March 9, 1933, 48 Stat. 1, Public Law 89-719; declared by President Roosevelt, being bankrupt and insolvent. H.J.R. 192, 73rd Congress m session June 5, 1933 - Joint Resolution To Suspend The Gold Standard and Abrogate The Gold Clause dissolved the Sovereign Authority of the United States and the official capacities of all United States Governmental Offices, Officers, and Departments and is further evidence that the United States Federal Government exists today in name only.

The receivers of the United States Bankruptcy are the International Bankers, via the United Nations, the World Bank and the International Monetary Fund. All United States Offices, Officials, and Departments are now operating within a de facto status in name only under Emergency War Powers. With the Constitutional Republican form of Government now dissolved, the receivers of the Bankruptcy have adopted a new form of government for the United States. This new form of government is known as a Democracy, being an established Socialist/Communist order under a new governor for America. This act was instituted and established by transferring and/or placing the Office of the Secretary of Treasury to that of the Governor of the International Monetary Fund. Public Law 94-564, page 8, Section H.R. 13955 reads in part: "The U.S. Secretary of Treasury receives no compensation for representing the United States?'

Gold and silver were such a powerful money during the founding of the united states of America, that the founding fathers declared that only gold or silver coins can be "money" in America. Since gold and silver coinage were heavy and inconvenient for a lot of transactions, they were stored in banks and a claim check was issued as a money substitute. People traded their coupons as money, or "currency." Currency is not money, but a money substitute. Redeemable currency must promise to pay a dollar equivalent in gold or silver money. Federal Reserve Notes (FRNs) make no such promises, and are not "money." A Federal Reserve Note is a debt obligation of the federal United States government, not "money?' The federal United States government and the U.S. Congress were not and have never been authorized by the Constitution for the united states of America to issue currency of any kind, but only lawful money, -gold and silver coin.

It is essential that we comprehend the distinction between real money and paper money substitute. One cannot get rich by accumulating money substitutes, one can only get deeper into debt. We the People no longer have any "money." Most Americans have not been paid any "money" for a very long time, perhaps not in their entire life.

Federal Reserve Notes (FRNs) are unsigned checks written on a closed account. FRNs are an inflatable paper system designed to create debt through inflation (devaluation of currency). whenever there is an increase of the supply of a money substitute in the economy without a corresponding increase in the gold and silver backing, inflation occurs.

Inflation is an invisible form of taxation that irresponsible governments inflict on their citizens. The Federal Reserve Bank who controls the supply and movement of FRNs has everybody fooled. They have access to an unlimited supply of FRNs, paying only for the printing costs of what they need. FRNs are nothing more than promissory notes for U.S. Treasury securities (T-Bills) - a promise to pay the debt to the Federal Reserve Bank.

There is a fundamental difference between "paying" and "discharging" a debt. To pay a debt, you must pay with value or substance (i.e. gold, silver, barter or a commodity). With FRNs, you can only discharge a debt. You cannot pay a debt with a debt currency system. You cannot service a debt with a currency that has no backing in value or substance. No contract in Common law is valid unless it involves an exchange of "good & valuable consideration." Unpayable debt transfers power and control to the sovereign power structure that has no interest in money, law, equity or justice because they have so much wealth already.

The Federal Reserve System is based on the Canon law and the principles of sovereignty protected in the Constitution and the Bill of Rights. In fact, the international bankers used a "Canon Law Trust" as their model, adding stock and naming it a "Joint Stock Trust."

The Federal Reserve System is a sovereign power structure separate and distinct from the federal United States government. The Federal Reserve is a maritime lender, and/or maritime insurance underwriter to the federal United States operating exclusively under Admiralty/Maritime law. The lender or underwriter bears the risks, and the Maritime law compelling specific performance in paying the interest, or premiums are the same.

Assets of the debtor can also be hypothecated (to pledge something as a security without taking possession of it.) as security by the lender or underwriter.

"Hypothecated" all property within the federal United States to the Board of Governors of the Federal Reserve, -in which the Trustees (stockholders) held legal title. The U.S. citizen (tenant, franchisee) was registered as a "beneficiary" of the trust via his/her birth certificate. In 1933, the federal United States hypothecated all of the present and future properties, assets and labor of their "subjects," the 14th Amendment U.S. citizen, to the Federal Reserve System.

In return, the Federal Reserve System agreed to extend the federal United States corporation all the credit "money substitute" it needed. Like any other debtor, the federal United States government had to assign collateral and security to their creditors as a condition of the loan. Since the federal United States didn't have any assets, they assigned the private property of their "economic slaves", the U.S. citizens as collateral against the unpayable federal debt. They also pledged the unincorporated federal territories, national parks forests, birth certificates, and nonprofit organizations, as collateral against the federal debt. All has already been transferred as payment to the international bankers.

Verification:

I, James Williams do hereby certify and affirm on my full commercial liability that I have read the foregoing information and know the content thereof, and that, to the best of my knowledge, understanding, and belief, it is true, correct, complete and not misleading, and is the truth, the whole truth, and nothing but the truth under the pains and penalties of perjury and penalties of International Law.



James Williams, owner/beneficiary for
JAMES A WILLIAMS TRUST and
JAMES ANDREW WILLIAMS

July 12, 2012

SEAL/

